Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              October 25, 2013

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period March 1, 2013 through August 31, 2013 (and current)

Item 7:
Fund Terminations
•	GMO Flexible Equities Fund, effective July 19, 2013
•	GMO International Intrinsic Value Extended Markets Fund, effective June 13, 2013
•	GMO Special Purpose Holding Fund, effective May 15, 2013
Note:  No new funds or fund name changes

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately .047% of the Fund’s total net assets as of August 31, 2013.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.0% of the net assets of the Fund as of August 31, 2013.

Peru Trust, Series 1998 I-P; Peru Trust, Series 97-I-P; and Peru Trust II, Series 98-A LB (the “Peru Trusts”) held by the Fund are currently in default. The Peru Trusts hold obligations of Istituto per i Servizi Assicurativi e il Credito all’Espotazione (“SACE”), the Italian Agency for Insurance of Export Credits. The obligations are payable only to the extent SACE recovers amounts from the Government of Peru (“Peru”) in relation to certain export insurance policies. Peru fully paid all of its obligations to SACE on August 24, 2009; however, payments to the Peru Trusts by SACE remain outstanding. Litigation between the Peru Trusts and SACE was subsequently brought in Italy with respect to the outstanding payments and, in May 2013, the Italian court ruled in favor of the Peru Trusts.  Payment by SACE in satisfaction of the judgment was received by the Peru Trusts on June 11, 2013.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.

Item 77Q1:  Exhibits

There are no amendments to the GMO Trust Declaration of Trust during this time period.

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)